UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to                            .

Commission file number: 0-04957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Educational Development Corporation Employee 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Educational Development Corporation

5402 South 122nd East Avenue

Tulsa, Oklahoma 74146

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Table of Contents

Items 1-3	3

Item 4	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements:
Statements of Net Assets Available for Benefits as of February 29, 2024, and February 28, 2023	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended February 29, 2024	6
Notes to Financial Statements	7

Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (held at end of year) as of February 29, 2024	12

Signature	13

Exhibits
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Other schedules required by section 2520.103-10 of the United States Department of Labor’s (“DOL”) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Items 1-3.

Not applicable.

Item 4.

The Educational Development Corporation Employee 401(k) Plan (the “Plan”) is subject to ERISA. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of February 29, 2024 and February 28, 2023 and for the fiscal year ended February 29, 2024, together with the report of HoganTaylor LLP, independent registered public accounting firm, are attached to this Annual Report on Form 11-K and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Educational Development Corporation Employee 401(k) Plan

Educational Development Corporation Employee 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Educational Development Corporation Employee 401(k) Plan (the Plan) as of February 29, 2024, and February 28, 2023, the related statement of changes in net assets available for benefits for the year ended February 29, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2024, and February 28, 2023, and the changes in net assets available for benefits for the year ended February 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of February 29, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2018.

\s\ HOGANTAYLOR LLP

Tulsa, Oklahoma

August 22, 2024

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF FEBRUARY 29, 2024 AND FEBRUARY 28, 2023,

	2024	2023
ASSETS
Investments at fair value (see Note 5):
Company common stock	$1,764,264	$3,402,188
Mutual funds	3,909,352	3,200,659
Collective trust fund	12,455	164,111
Net assets available for benefits	$5,686,071	$6,766,958

See accompanying notes to financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED FEBRUARY 29, 2024

INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(1,196,187)
Dividends and interest	125,251
Net investment loss	(1,070,936)

CONTRIBUTIONS:
Employee	334,207
Employer	146,185
Rollovers	86,057
Total contributions	566,449

DEDUCTIONS:
Distributions	(574,931)
Administrative expenses	(1,469)
Total deductions	(576,400)

Net decrease in net assets available for benefits	(1,080,887)
Net assets available for benefits, beginning of year	6,766,958
Net assets available for benefits, end of year	$5,686,071

See accompanying notes to financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Educational Development Corporation Employee 401(k) Plan (the “Plan”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Plan Year

The Plan year (“Plan Year”) is the same as Educational Development Corporation’s (the “Company” or “Employer”) fiscal year, which begins March 1st and ends February 28th (29th).

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value (see Note 5). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan valuation policies utilizing information provided by ADP Retirement Services (“ADP”) and their trustees, State Street Bank & Trust Company and Reliance Trust Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments include the Plan gains and losses on investments bought, sold, and held during the year.

Notes Receivable from Participants

The Plan document does not permit notes receivable from participants.

Contributions

Participant contributions, and the related Employer discretionary matching contributions, are recorded in the year in which the participant deferrals are withheld from compensation.

Payment of Benefits

Distributions are recorded when paid. There were no benefits requested before year-end that were not paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, and the amounts reported on the statements of net assets available for benefits.

The fair value of the Company common stock accounted for 31% and 50% of the statements of net assets available for benefits for the years ended February 29, 2024 and February 28, 2023, respectively. The Company common stock is thinly traded, and the stock price has a history of being volatile. Share prices have increased and decreased significantly based on large share purchases and sales as well as on reported earnings performance and future growth expectations. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and other market conditions.

NOTE 2—GENERAL DESCRIPTION AND OPERATION OF THE PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan provisions. The Plan is a defined contribution plan, established for the benefit of the Company’s employees and is subject to the provisions of ERISA.

Eligibility

Employees become eligible to participate in the Plan after completing six months of service and having reached the age of 21. Entry dates to the Plan are the first day of the first month of the Plan Year, or the first day of the seventh month of the Plan Year, after the eligibility requirements have been satisfied.

Vesting

Participants are vested immediately in their own contributions plus earnings thereon. Employer contributions vest after the participant has completed three years of continuous service with the Company. Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death.

Contributions

Participants may elect to contribute a percentage of their pre-tax or post-tax compensation, subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, the Plan permits catch-up contributions by participants who have attained age 50. Participants may also contribute amounts representing distributions from other qualified plans. Participants may elect to have their contributions invested in any of the investment options available under the Plan, including Company common stock.

The Employer, at its discretion, makes matching contributions to the Plan and has the ability to decide each year how much to make as a matching contribution. The matching contribution is determined as a percentage of salary deferrals the participating employees make during the Plan year. For the 2024 Plan year, the Employer made matching contributions equal to 50% of the first 15% of eligible compensation contributed by the participants through elective deferrals to the Plan. Employer matching contributions are based on the participants annual Plan compensation and calculated on a pay period basis.

Investment Options

Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. The Plan investment alternatives as of February 29, 2024, include twenty mutual funds, eleven target date funds, one collective trust fund and the option to purchase Company common stock. In 2002, the Company registered with the Securities and Exchange Commission up to 1,000,000 shares of Company common stock to be sold to participants in the Plan. In May of 2019, the Company registered with the Securities and Exchange Commission an additional 200,000 shares of Company common stock to be sold to participants in the Plan. Participants may transfer amounts attributable to participant or Employer contributions from one investment alternative to another on a daily basis, subject to compliance with applicable trading policies of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer discretionary matching contributions and Plan earnings. The Company pays for the administration costs of the Plan and participants are only charged fees if they elect to use third party investment advisory services and individual services such as withdrawals and distributions. Participant accounts are charged directly for such services when used.

Distributions

Participants may take in-service distributions of vested amounts from their accounts if they attain the age of 59 ½, and the participant has been in the plan for at least five years.

Participants are also eligible to receive distributions of vested amounts in a lump-sum payment upon retirement, death, or termination of employment.

In addition, as allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal.

Upon termination, automatic distributions are required for balances of less than $5,000. Automatic distributions above $1,000 made without the participant's consent are rolled into an individual retirement account designated by the Plan administrator.

All distributions are valued at the current trading price of the investment at the time of distribution. Any non-vested Employer contributions are forfeited and applied to reduce Employer contributions or to pay Plan administrative expenses. As of February 29, 2024 and February 28, 2023, the Plan included forfeitures of $959 and $19, respectively. For the year ended February 29, 2024, forfeitures in the amount of $11,993 were used to reduce Employer contributions.

Expenses

Expenses of administering the Plan are paid by the Company. The payment of expenses associated with annual participant testing, annual tax form preparation, audit and regulatory filing costs are also paid by the Company and excluded from these financial statements. The Company does not expect reimbursement from the Plan for these expenses. Certain administrative functions and co-fiduciary functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services. Expenses related to the asset management of the investment funds, recordkeeping and the independent fiduciary are paid by the Company.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Employer contributions.

Subsequent Events

None

NOTE 3—RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

ADP is the administrator and record keeper for the Plan and provides other Plan related services such as required testing for compliance and annual tax return preparation. State Street Bank & Trust Company and Reliance Trust Company are the Plan trustees and maintain and manage the investment balances of the participants.

The Plan investment options include the Company’s common stock. During the fiscal year ended February 29, 2024, the price per share of Company common stock on the NASDAQ exchange ranged from $0.81 to $3.69. The closing price per share of Company common stock was $1.84 as of February 29, 2024 and $3.68 as of February 28, 2023.

The payments to these service providers along with the purchase and sale of the Company’s common stock within the Plan qualify as party-in-interest transactions.

NOTE 4—TAX STATUS OF PLAN

The Company adopted a preapproved defined contribution plan (the “Preapproved Plan”) sponsored by the Plan administrator, ADP, LLC. The Internal Revenue Service (“IRS”) has determined and informed the Preapproved Plan sponsor by a favorable opinion letter dated October 6, 2020, that the Preapproved Plan is designed in accordance with applicable sections of the Code. The Preapproved Plan opinion letter is being relied upon by the Plan. Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of February 29, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE 5—FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). During the year ended February 29, 2024, there were no transfers of financial instruments into or out of Level 3. The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical, unrestricted assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for identical or similar assets and liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan assets measured at fair value on a recurring basis are as follows:

	February 29, 2024
	Level 1	Level 2	Level 3	Total
Company common stock	$1,764,264	$—	$—	$1,764,264
Mutual funds	3,909,352	—	—	3,909,352
Total assets in the fair value hierarchy	$5,673,616	$—	$—	5,673,616
Collective trust fund*				12,455
Total investments at fair value				$5,686,071

	February 28, 2023
	Level 1	Level 2	Level 3	Total
Company common stock	$3,402,188	$—	$—	$3,402,188
Mutual funds	3,200,659	—	—	3,200,659
Total assets in the fair value hierarchy	$6,602,847	$—	$—	6,602,847
Collective trust fund*				164,111
Total investments at fair value				$6,766,958

*

In accordance with Subtopic 820-10, certain investments that were measured at net asset value (“NAV”) per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of February 29, 2024 and February 28, 2023.

Company common stock: Valued at the closing price reported on the exchange on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments, which is valued at the NAV of units of the collective trust fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. There are no unfunded commitments with respect to this investment. Participant-directed purchases and redemptions may occur daily. The fund may impose reasonable notice requirements at its discretion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF FEBRUARY 29, 2024

EMPLOYER IDENTIFICATION NUMBER: 73-0750007, PLAN NUMBER: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Current value
	Common Stock
*	Educational Development Corporation	Common Stock	$1,764,264

	Mutual Funds
	BlackRock	Total Return Fund	61,633
	Calvert	Emerging Markets Equity Fund	229,136
	Clearbridge	Large Cap Growth Fund	502,574
	Fidelity	500 Index Fund	567,096
	Fidelity	Mid Cap Index Fund	9,813
	Fidelity	Small Cap Index Fund	27,502
	Janus Henderson	Triton Fund	3,111
	JP Morgan	Equity Income Fund	2,541
	Prudential Funds	High Yield Fund	6,377
	Principal Funds	Real Estate Securities	15,174
	T Rowe Price	Overseas Stock Fund	61,543
	TIAA	Large Cap Growth Index Fund	221,444
	Vanguard	Target Retirement 2020 Fund	69,044
	Vanguard	Target Retirement 2025 Fund	99,766
	Vanguard	Target Retirement 2030 Fund	483,291
	Vanguard	Target Retirement 2035 Fund	36,264
	Vanguard	Target Retirement 2040 Fund	208,867
	Vanguard	Target Retirement 2045 Fund	373,287
	Vanguard	Target Retirement 2050 Fund	73,931
	Vanguard	Target Retirement 2055 Fund	101,332
	Vanguard	Target Retirement 2060 Fund	32,655
	Vanguard	Target Retirement Income Fund	478,842
	Vanguard	Balanced Index Fund	6,972
	Vanguard	Developed Markets Index Fund	87,079
	Vanguard	GNMA Fund	60,675
	Vanguard	Intermediate-Term Bond Index Fund	21,459
	Vanguard	Small Cap Value Index Fund	3,019
	Vanguard	Total International Bond Index Fund	43,896
	Vanguard	Value Index Fund	21,029
	Total mutual funds		3,909,352

	Collective Trust Fund
	Invesco	Stable Asset Fund	12,455
			$5,686,071

*	Represents a party-in-interest to the Plan, as defined by ERISA.
(d)	Column (d) “Cost” has been omitted from this schedule, as allowed for participant-directed plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Date: August 22, 2024	By /s/ Dan E. O’Keefe
Dan E. O’Keefe, Trustee Educational Development Corporation Chief Financial Officer and Corporate Secretary